MercadoLibre, Inc.

Tronador 4890, 8th Floor

Buenos Aires, Argentina C1430DNN

February 12, 2008

VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re: Delaying Amendment for MercadoLibre, Inc. Registration Statement on Form S-1 (File No. 333-148867)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, MercadoLibre, Inc. hereby files a delaying amendment with respect to its Registration Statement on Form S-1 (File No. 333-148867) (the “Registration Statement”), filed with the Securities and Exchange Commission on January 25, 2008. This filing is made solely to address language that was inadvertently omitted from the Registration Statement. Timing and completion of the offering depends on market conditions and other factors.

MercadoLibre, Inc. specifically amends and incorporates into the facing page of the Registration Statement following the fee table, the following language:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Edward W. Elmore, Jr. (804-788-7336) of Hunton & Williams LLP.

Very truly yours,

/s/ Nicolás Szekasy

Nicolás Szekasy

Executive Vice President and Chief Financial Officer

MercadoLibre, Inc.